UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2024

OBLONG, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35376	77-0312442
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

110 16th Street, Suite 1400-1024

Denver, Colorado 80202

(Address of principal executive offices, zip code)

(213) 683-8863 ext. 5

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	OBLG	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On June 4, 2024, Oblong, Inc. (“Oblong”) issued a press release (the “Press Release”) announcing that it has signed a non-binding letter of intent (the “Letter of Intent”) with Dwellwell Analytics (“Dwellwell”), to acquire 100% of the outstanding equity interests of Dwellwell (the “Merger”). Pursuant to the terms of the Letter of Intent, Dwellwell securityholders would, after giving effect to the proposed Merger, own 67% of the equity of the combined company and equity holders of Oblong would own 33% of the equity of the combined company, on a fully diluted basis.

Oblong expects to announce additional details regarding the proposed Merger upon the execution of a definitive merger agreement.

Completion of the Merger is subject to, among other matters, the negotiation of a definitive agreement providing for the transaction, satisfaction of the conditions negotiated therein, various conditions and contingencies, including board and shareholder approval, regulatory approval, each party satisfying a net cash closing condition and other customary closing conditions. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

The above description of the Press Release is qualified in its entirety by reference to the Press Release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Important Information About the Proposed Transaction and Where to Find It

This Current Report on Form 8-K and the exhibits attached hereto and information incorporated herein by reference relate to a proposed transaction between Oblong and Dwellwell (the “proposed transaction”). If the parties enter into a definitive merger agreement, Oblong intends to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary prospectus and proxy statement of Oblong in connection with the proposed transaction, referred to as a proxy statement/prospectus. When and if available, a proxy statement/prospectus will be sent to all Oblong stockholders as of a record date to be established for voting on the transaction and to the stockholders of Dwellwell. Oblong also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Oblong’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as and if they become available because they will contain important information about Oblong, Dwellwell and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Oblong through the website maintained by the SEC at www.sec.gov.

The documents filed by Oblong with the SEC may also be obtained free of charge at Oblong’s website at www.oblong.com or upon written request to: Oblong, 110 16th Street, Suite 1400-1024, Denver, CO 80202.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward looking and cautionary statements

This Current Report on Form 8-K and the exhibits attached hereto and information incorporated herein by reference contain forward-looking statements as defined under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities that Oblong assumes, plans, expects, believes, intends, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. Oblong’s actual results may differ materially from its expectations, estimates and projections, and consequently you should not rely on these forward-looking statements as predictions of future events. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements regarding the terms of the proposed transaction, the entry into a definitive merger agreement, the filing of a registration statement in connection with the proposed transaction, the benefits of the proposed transaction, the products under development by Dwellwell and the markets in which it plans to operate, the advantages of Dwellwell’s technology, Dwellwell’s competitive positioning, and Dwellwell’s growth plans and strategies. The forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements, which include, but are not limited to:

●	the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Oblong’s securities;

●	the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of Oblong;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

●	the effect of the announcement or pendency of the proposed transaction on Oblong’s and Dwellwell’s business relationships, performance, and business generally;

●	risks that the proposed transaction disrupts current plans of Oblong and Dwellwell and potential difficulties in Oblong’s and Dwellwell’s employee retention as a result of the proposed transaction;

●	the outcome of any legal proceedings that may be instituted against Dwellwell or against Oblong related to the merger agreement or the proposed transaction;

●	failure to realize the anticipated benefits of the proposed transaction;

●	the inability to meet and maintain the listing of Oblong’s securities (or the securities of the post-combination company) on Nasdaq;

●	the risk that the price of Oblong’s securities (or the securities of the post-combination company) may be volatile due to a variety of factors, including changes in the competitive industries in which Oblong and Dwellwell operate, variations in performance across competitors, changes in laws, regulations, technologies that may impose additional costs and compliance burdens on Oblong and Dwellwell’s operations, global supply chain disruptions and shortages, national security tensions, and macro-economic and social environments affecting Oblong and Dwellwell’s business and changes in the combined capital structure;

●	the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	the risk that Dwellwell has a limited operating history;

●	the risk that the post-combination company may never achieve or sustain profitability;

●	the risk that Dwellwell, Oblong and the post-combination company may be unable to raise additional capital on acceptable terms to finance its operations and remain a going concern;

●	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

●	the risk that competitors develop competitive ambient sensing technology that adversely affect Dwellwell’s market position;

●	the risk that Dwellwell’s future patent applications may not be approved or may take longer than expected, and Dwellwell may incur substantial costs in enforcing and protecting its intellectual property;

●	the risk that Dwellwell’s estimates of market demand may be inaccurate; and

●	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Oblong’s Annual Report on Form 10-K for the year ended December, 31, 2023 (the “2023 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as such factors may be updated from time to time in Oblong’s filings with the SEC, the registration statement on Form S-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Oblong nor Dwellwell gives any assurance that either Oblong or Dwellwell or the post-combination company will achieve its expected results. Neither Oblong nor Dwellwell undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Oblong and Dwellwell and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Oblong’s stockholders with the proposed transaction and the other matters set forth in the registration statement. Information about Oblong’s directors and executive officers is set forth in Oblong’s filings, including Oblong’s 2023 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated June 4, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OBLONG, INC.

Date: June 4, 2024

	By:	/s/ Peter Holst
	Name:	Peter Holst
	Title:	President & CEO